UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

July 22nd, 2014 Catalunya Banc Acquisition Jaime Saenz de Tejada, CFO
Disclaimer This document is only provided for information purposes and does not constitute, nor must it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report must regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and other factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information and intentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the information of this document. This document may contain summarised information or information that has not been audited, as well as information relative to solvency produced with criteria that are still subject to definitive CRR regulatory interpretation, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing Restrictions.
Strategic rationale Attractive returns with manageable capital impacts Limited and contained risks, with proven track record in execution Strengthened position in Catalonia, a very attractive market Acquisition of a cleaned-up institution, with a strong customer franchise at the turning point of the Spanish economic cycle
Total price consideration of € 1,187Mn including: €267Mn price adjustment contingent to the treatment of certain DTAs Other guarantees: insurance agreement penalty, burden sharing,... Closing subject to successful completion of the sale of the € 6.4Bn mortgage portfolio to Blackstone Capital impact of 55 bps (self-funded), after equity adjustments (mostly related to expected losses) EPS accretive in year 2 €300Mn average annual contribution to net attributable profit from 2018 ROIC 15% Estimated cost synergies up to 40% of Catalunya Banc cost base Restructuring costs of € 450Mn Total NPV of synergies > € 1.2Bn Terms and conditions Transaction details Main impacts Low execution risk thanks to BBVA's proven track record in integration processes
A mid-size franchise in an attractive region Customer deposits Coverage (2) € 25.6Bn 88.4% Gross Loans (2) € 28.2Bn Total Assets € 63Bn Data as of Dec 2013 Gross loans excludes the € 6.4Bn mortgage portfolio sale to Blackstone After the implementation of the existing redundancy plan (expected completion Dec 2014) 773 branches 94% Catalonia 6% rest of Spain NPLs(2) 13.9% € 192Bn GDP (19% of Spanish GDP) 16% of Spanish population GDP per capita 1.2x national average 25% of total Spanish exports Murcia 2 Madrid 16 Andalusia 5 Aragon 1 Balearic 1 Castille La Mancha 2 Cataloni a 730 Extremadura 1 Galicia 1 Navarra 1 Vasque C. 2 Valencian C. 11 Catalunya Banc (1) Branch network (July 2014) Catalonia Region Customers 1.5Mn Employees 4,676 (3) Equity € 2.5Bn
A thorough restructuring after capital injections and asset clean-up FROB capital injection of € 12.6Bn Transfer of € 16.5Bn RE exposure to the Sareb (2) 390 branches closed (34%), reduction of 2,340 employees(3) (33%) since Dec 2012 Pro-forma data, December 2013 adjusted for the sale of the mortgage portfolio sold to Blackstone Transfer of €16.5Bn to Sareb: € 9.1bn developer loans and € 7.4bn RE assets After the implementation of the existing redundancy plan (expected completion Dec 2014) Sale of € 1.5Bn written-off loans Sale of € 6.4Bn residential mortgages Foreclosed RE assets coverage: 51% (CHART) Customer loans -49% (1) LTD ratio 165% 96% 55.7 25.6 Gross loans as of Dec.13 Pro-Forma (1) (CHART) Customer deposits - 15%

BBVA

Boosting market shares in Spain and Catalonia

Market share in Spain



14.4%
2.6%
11.8%
11.7%
2.3%
9.4%
16.1%
2.6%
13.5%
15.2%
2.4%
12.8%
Customer
Branches
Gross loans
Customer Resources
BBVA
Catalunya Banc

#2	#2	#1	#1

Market share in Catalonia



26.1%
13.8%
12.3%
27.2%
13.7%
13.5%
24.4%
8.6%
15.8%
22.8%
10.4%
12.4%
Customer
Branches
Gross loans
Customer Resources
BBVA
Catalunya Banc

#2	#2	#2	#2

An opportunity to gain 1.5 million customers

Customer market share according to FRS Inmark, Branch Market Shares (Dec 2013). Latest available branch market shares (company data and Bank of Spain).
Gross Loans and Customer Resources (deposits, mutual and pension funds) data from Bank of Spain information UME-1 and UME-2 as of December 2013, Catalunya Banc gross loans pro-forma after the sale of the mortgage portfolio to Blackstone.

7

Expected timetable 2H 2014 1Q 2015 1H 2015 2H 2016 Announcement / signing of the transaction Regulatory approvals Creation of a Steering Committee from signing to closing Expected closing of the transaction Integration process
Conclusions BBVA gains 1.5 million customers at the turning point of the Spanish economic cycle Self-funded acquisition with manageable regulatory capital impacts Limited risks: additional guarantees, conservative assumptions of expected loss for the credit portfolio and low execution risk A bolt-on acquisition for BBVA with strong synergy potential, accretive in year 2 with attractive returns Significant shareholder value generation
July 22nd, 2014 Catalunya Banc Acquisition Jaime Saenz de Tejada, CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 22, 2014	By:	/s/ Francisco Javier Rodríguez Soler
Name: Francisco Javier Rodríguez Soler
Title: Management Director – M&A